UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Stifel, Nicolaus & Company, Incorporated

1 South Street, 15th Floor

Baltimore, Maryland 21202

BTIG, LLC

65 E 55th Street

New York, New York 10022

As Representatives of the several Underwriters

December 10, 2020

VIA EDGAR

Heather Clark

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KINS Technology Group Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249177)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of KINS Technology Group Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on December 14, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 1,513 copies of the preliminary prospectus dated December 10, 2020 (the “Preliminary Prospectus”) between the date hereof and December 14, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ Robert C. Gerbo
Name: Robert C. Gerbo
Title: Associate Director

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

Very truly yours,

BTIG, LLC

By:	/s/ Joseph Passaro
Name: Joseph Passaro
Title: Managing Director